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                    July 31, 2020

       Brian L. MacNeal
       Chief Financial Officer
       Armstrong World Industries, Inc.
       2500 Columbia Avenue
       Lancaster, Pennsylvania 17603

                                                        Re: Armstrong World
Industries, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            File No. 001-02116

       Dear Mr. MacNeal:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing